Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

Dave Lesar of Halliburton Company distributed the following FAQs to all employees on September 28, 2015.

HAL Employee FAQs – Divestiture Announcement

1.	Why is Halliburton proposing to divest its expandable liner hangers business?

•	As anticipated, Halliburton will be required to divest some of its overlapping businesses to obtain competition authorities’ approval of the pending Baker Hughes transaction.

2.	How will this announcement to divest this business impact employees?

•	In the short term, there should be no impact.

•	Halliburton will operate as one company until the sale of the identified assets is complete.

•	In fact, it is important to continue your everyday work that has made this business what it is today.

3.	When will the divestiture take place?

•	The sale of this business will be subject to the negotiation of acceptable terms and conditions for the divestitures, the approval of the divesting company’s Board of Directors, and final approval of the Baker Hughes acquisition by competition enforcement authorities.

•	Halliburton anticipates that the companies will complete the sales of this business in the same timeframe as, and the closing of the divestitures would be conditioned on, the closing of the pending Baker Hughes acquisition.

4.	What can we expect between now and reaching agreement with a buyer of a divested business?

•	Internally, we will be primarily focused on assembling the information that prospective buyers will need to evaluate the business.

•	In the meantime, it is critical for all of us to remain focused on helping our customers achieve their goals while we deliver on our commitments of high quality products, efficiency, safety and outstanding service.

5.	Do I need to do anything different today in relation to the impacted business?

•	No, it is critical to continue your everyday work that has made this business what it is today. By doing so, you provide a strong and healthy foundation to help the business thrive both now and in the future.

6.	What should we communicate to our customers and other stakeholders?

•	You can tell customers and other business partners that we remain absolutely focused on service delivery and that we will continue to deliver outstanding solutions and services to our customers.

•	Until the sale of this business has closed, Halliburton will continue to operate the business as we do today.

•	We will work hard to ensure a seamless transition and the same high quality of service our customers expect from us.

7.	Who can I speak with for further information regarding the divestitures?

•	If you have immediate questions, please reach out to your manager or human resource manager.

8.	What should I say if I am contacted by the media or another third party?

•	If you receive any inquiries, please refer them to our PR department at PR@Halliburton.com or 281-871-2601.

9.	Is there anything I shouldn’t do?

•	Do not let this announcement be a distraction to your day to day activities.

•	Don’t speculate or make any assumptions. If you receive an inquiry from any of the following stakeholders, please refer the call to the below Halliburton contacts:

•	Suppliers – Suppliers@Halliburton.com

•	Investors – Investors@Halliburton.com or 281-871-2688

•	Media – PR@Halliburton.com or 281-871-2601

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the business subject to divestiture and the impact the divestiture will have on the employees thereof, the ability of Halliburton to negotiate acceptable terms and conditions in connection with the divestitures, the approval of the divestitures by the Board of Directors of Halliburton, whether the Baker Hughes acquisition will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, Halliburton’s Form 10-Q for the quarter ended June 30, 2015, Baker Hughes’s Form 10-K for the year ended December 31, 2014, Baker Hughes’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s and Baker Hughes’s respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.